EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Planet Fitness, Inc., dated January 15, 2026 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	January 15, 2026

STEADFAST CAPITAL MANAGEMENT LP
By: /s/ Sheena Koshy
　　　Sheena Koshy
　　　Chief Operating Officer

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LP, Attorney-in-Fact

By: /s/ Sheena Koshy
　　　Sheena Koshy
　　　Chief Operating Officer

STEADFAST INTERNATIONAL MASTER FUND LTD.

By: /s/ Sheena Koshy
　　　Sheena Koshy
　　　Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.